                     Fiduciary/Claymore MLP Opportunity Fund
                            2455 Corporate West Drive
                              Lisle, Illinois 60532


                                        December 20, 2004

Mr. Brion R. Thompson
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  Fiduciary/Claymore MLP Opportunity Fund Registration
          Statement on Form N-2 (File Nos. 333-119674 and 811-21652)
          ----------------------------------------------------------

Dear Mr. Thompson:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fiduciary/Claymore MLP Opportunity Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 10:00 a.m., Eastern time, on December 22, 2004 or as soon as practical thereafter.

                                        Sincerely,

                                        FIDUCIARY/CLAYMORE MLP
                                        OPPORTUNITY FUND


                                        By: /s/  Nicholas Dalmaso
                                            ----------------------------------
                                            Nicholas Dalmaso
                                            Chief Legal and Executive Officer

                                                            A.G. Edwards & Sons
                                                              1 North Jefferson
                                                          Saint Louis, MO 63103




                                                 December 20, 2004


Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Brion R. Thompson

Re:  Fiduciary/Claymore MLP Opportunity Fund
     Common Shares
     Registration No. 333-119674 (the "Registration Statement")
                      811-21652 (1940 Act)

Dear Mr. Thompson:

     The undersigned, as the representative of the prospective Underwriters of the above-captioned securities, hereby joins in the request of the Fiduciary/Claymore MLP Opportunity Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective at 10:00 a.m. on December 22, 2004, or as soon thereafter as practicable.

     In connection with the request for acceleration of the effectiveness of the Registration Statement, please be advised that the Preliminary Prospectus has been distributed as follows: approximately 56,441 copies of the Preliminary Prospectus dated November 22, 2004 have been sent to underwriters and selected dealers who it is anticipated will be invited to participate in the offering.

                                    Very truly yours,

                                    A.G. EDWARDS & SONS, INC.


                                    By: /s/ Brian N. Hansen
                                                  Director - Investment Banking
                                                  Authorized Signatory